UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Australia Acquisition Corp.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G06368 107
(CUSIP Number)

Peter Ziegler
Level 11, 459 Collins Street
Melbourne VIC 3000
Australia
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G06368 10 7	13D	Page 2 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter Ziegler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,850,667
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,850,667
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,667
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. G06368 10 7	13D	Page 3 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ziegler Asset Partners Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,850,667
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,850,667
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,667
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. G06368 10 7	13D	Page 4 of 8 Pages

Item 1.    Security and Issuer.

This Schedule 13D is filed by Peter Ziegler and Ziegler Asset Partners Trust (“ZAPT”), with respect to ownership of the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Australia Acquisition Corp., a Cayman Islands exempted company with limited liability (the “Issuer”).  Mr. Ziegler and ZAPT are referred to herein as the Reporting Persons. The class of equity securities to which this Schedule 13D relates are the Ordinary Shares of the Issuer. The percentage of beneficial ownership reflected in this Schedule 13D is based upon 8,533,333 Ordinary Shares outstanding as of December 31, 2010.  The Issuer’s principal executive office is located at Level 11, 459 Collins Street, Melbourne VIC 3000, Australia.

Item 2.    Identity and Background.

(a)-(c)
Mr. Ziegler’s business address is Level 11, 459 Collins Street, Melbourne VIC 3000, Australia. ZAPT’s principal office is located at 36 Billyard Avenue, Elizabeth Bay, Sydney, Australia, 2011. Mr. Ziegler is the chairman of the board and chief executive officer of the Issuer.  Mr. Ziegler is the sole director and company secretary of Ziegler Asset Partners Pty. Ltd., which serves as trustee for ZAPT. Mr. Ziegler is also a beneficiary of ZAPT.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ziegler is a citizen of the Commonwealth of Australia. ZAPT is a trust formed in the Commonwealth of Australia.

Item 3.    Source and Amount of funds or Other Consideration.

On July 29, 2010, in connection with the Issuer’s formation, the Reporting Persons acquired an aggregate of 3,066,667 Ordinary Shares for an aggregate of $25,000 in cash, in a private placement. The Reporting Persons used working capital and personal funds for such purchase.  The shares issued in connection with this private placement are referred to herein as the “Initial Shares.” In August 2010, the Reporting Persons entered into an agreement to transfer an aggregate of 406,334 Initial Shares for nominal consideration to certain executive officers and directors of the Issuer. The holders of the Initial Shares are referred to herein as the “Initial

CUSIP No. G06368 10 7	13D	Page 5 of 8 Pages

Shareholders.”

Subsequently, on November 15, 2010, the Issuer redeemed from the Initial Shareholders,  an aggregate of 613,334 of such Initial Shares for nominal consideration. Upon receipt, such shares were immediately cancelled. The Reporting Persons surrendered 532,066 such shares in this manner.

On November 19, 2010, pursuant to a registration statement on Form F-1, originally filed with the Securities and Exchange Commission on October 18, 2010 (File No. 333-169983) (the “Registration Statement”), the Issuer consummated its initial public offering of units (the “IPO”), each unit consisting of one Ordinary Share and one warrant (“Warrant”). Each Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $11.50 per share. Each Warrant will become exercisable on the later of the completion of the Issuer’s initial business transaction or November 15, 2011 and will expire five years from the date of completion of the Issuer’s initial business transaction, or earlier upon redemption. Prior to the consummation of the IPO, the Issuer completed a private placement of an aggregate of 8,000,000 warrants (the “Private Placement Warrants”) to the Issuer’s executive officers and directors (the “Private Placement Investors”) at a price of $0.50 per Private Placement Warrant for an aggregate purchase price of $4,000,000.  The Private Placement Warrants are substantially similar to the Warrants included in the Units sold in the IPO, except that the Private Placement Warrants: (i) will be held in escrow until 90 days following the consummation of the Issuer’s initial business transaction; (ii) are non-redeemable by the Issuer so long as they are held by the Private Placement Investors or their permitted transferees; and (iii) may be exercised by the Private Placement Investors or their permitted transferees on a cashless basis at any time they are exercisable.

In connection with the IPO, the Initial Shareholders had agreed that up to a maximum of 320,000 of the Initial Shares would be redeemed by the Issuer if the underwriters’ over-allotment option in the IPO was not exercised in full. The underwriters of the IPO determined not to exercise any of their over-allotment option. As a result, the Initial Shareholders surrendered to the Issuer an aggregate of 320,000 of the Initial Shares for nominal consideration. Upon receipt, such shares were immediately cancelled. The Reporting Persons surrendered 277,600 such shares in this manner.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares described in this Schedule 13D for investment purposes. The Reporting Persons may from time to time acquire additional securities of the Issuer for investment purposes, or dispose of such securities, in the open market or in private transactions. As described above, the Reporting Persons beneficially hold Private Placement Warrants to purchase 6,940,000 Ordinary Shares, which are not currently exercisable.

Other than as described herein, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or

CUSIP No. G06368 10 7	13D	Page 6 of 8 Pages

liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)
Changes in the Issuer’s memorandum and articles of association, as amended, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

ZAPT beneficially owns 1,850,667 Ordinary Shares, not including the 6,940,000 Ordinary Shares issuable upon exercise of the Private Placement Warrants that are currently not exercisable. Such shares represent 21.7% of the Issuer’s outstanding Ordinary Shares.  Mr. Ziegler, as the sole director and secretary of Ziegler Asset Partners Pty. Ltd., trustee for ZAPT and as a beneficiary of ZAPT, is deemed the beneficial owner of such shares.  Mr. Ziegler and Ziegler Asset Partners Pty. Ltd., have shared voting and dispositive power over such shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an escrow agreement with Continental Stock Transfer & Trust Company, as escrow agent, 2,133,333 of the Initial Shares, including 1,850,667 owned by the Reporting Persons, and 8,000,000 of the Private Placement Warrants, including 6,940,000 owned by the Reporting Persons, are presently held in escrow.

Other than transfers made to certain permitted transferees, the Initial Shares will not be released from escrow until the date (i) with respect to 20% of such shares, upon consummation of the Issuer’s initial business transaction, (ii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $11.75 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business transaction, (iii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.75 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business transaction, (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business transaction and (v) with respect to

CUSIP No. G06368 10 7	13D	Page 7 of 8 Pages

20% of such shares, when the closing price of the Ordinary Shares exceeds $15.50 for any 20 trading days within a 30-trading day period following the consummation of the Issuer’s initial business transaction or earlier, in any case, if, following a business transaction, the Issuer engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their Ordinary Shares for cash or other securities or (2) involving a merger or other change in the majority of the Issuer’s board of directors or management team in which the Issuer is the surviving entity.  The Private Placement Warrants will not be released from escrow until 90 days following the consummation of the Issuer’s initial business transaction.

Pursuant to a registration rights agreement with the Issuer in connection with the IPO, the holders of the Initial Shares and the holders of the Private Placement Warrants (and underlying securities), including the Reporting Persons, each will be entitled to registration rights. The holders of the majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Initial Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Initial Shares are to be released from escrow. The holders of a majority of the Private Placement Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Issuer consummates a business transaction. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of its initial business transaction. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description

10.1(1)	Securities Escrow Agreement, dated November 15, 2010, by and among Australia Acquisition Corp., the security holders named therein and Continental Stock Transfer & Trust Company
10.2(1)	Warrant Subscription Agreement, dated November 15, 2010, by and among Australia Acquisition Corp. and the security holders named therein
10.3(1)	Registration Rights Agreement, dated November 15, 2010, by and among Australia Acquisition Corp. and the security holders named therein
99.1	Joint Filing Agreement

____________________
(1)   Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K, filed by the Issuer on November 22, 2010.

CUSIP No. G06368 10 7	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011
/s/ Peter Ziegler
Peter Ziegler

Ziegler Asset Partners Trust

	By:	/s/ Peter Ziegler
Peter Ziegler
Authorized Signatory